UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                SCHEDULE 13D/A-6

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)




                              Phone1Globalwide Inc.
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                                (Name of Issuer)



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                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)



                                   719208 10 0
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                                 (CUSIP Number)




                                  Oliverio Lew
                               Proskauer Rose LLP
                                  1585 Broadway
                            New York, New York 10036
                                 (212) 969-3000


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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)




                                February 17, 2003
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /_/

                                     SCHEDULE 13D


                                                              Page 2 of 6 Pages



1.       NAME OF REPORTING PERSONS  GNB Bank (Panama), S.A.

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) /_/
                                                                  (b) /X/

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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS                                        N/A

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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                       /_ /

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6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Republic of Panama
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                         7.    SOLE VOTING POWER

                               88,335,913 (1)

NUMBER OF SHARES         ------------------------------------------------------
                         8.    SHARED VOTING POWER
  BENEFICIALLY
                               -0-
 OWNED BY EACH
                         ------------------------------------------------------
REPORTING PERSON         9.    SOLE DISPOSITIVE POWER

      WITH                     88,335,913 (1)

                         ------------------------------------------------------
                         10.   SHARED DISPOSITIVE POWER

                               -0-

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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING  PERSON

         88,335,913 (1)

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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                   /_/

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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  70%

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14.      TYPE OF REPORTING PERSON              BK

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(1) Represents (i) 27.5 million shares of Common Stock,  (ii) 7.0 million shares of Series A 8% Convertible  Preferred  Stock,  which are convertible at any time
into  10,835,913  shares  of  Common  Stock,   subject  to  certain   adjustment
mechanisms, (iii) 25.0 million shares of Common Stock, subject to certain adjustment mechanisms, issuable upon the conversion of the balance outstanding under a $20 million promissory note, as further described herein, (iv) 12.5 million shares of Common Stock, subject to certain adjustment mechanisms, issuable upon the conversion of a $5 million promissory note executed on November 26, 2002; and (v) 12.5 million shares of Common Stock, subject to certain adjustment mechanisms, issuable upon the conversion of a $5 million promissory note, as further described herein.

                                  SCHEDULE 13D


                                                              Page 3 of 6 Pages



1        NAME OF REPORTING PERSONS  Metro Marketing, Limited


         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) /_/
                                                                    (b) /X/
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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS                                        N/A

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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D)R 2(E)                                            /_/

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6.       CITIZENSHIP OR PLACE OF ORGANIZATION  Isle of Man

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                         7.    SOLE VOTING POWER

                               -0-

NUMBER OF SHARES         ------------------------------------------------------
                         8.    SHARED VOTING POWER
  BENEFICIALLY
                               -0- (1)
 OWNED BY EACH
                         ------------------------------------------------------
REPORTING PERSON         9.    SOLE DISPOSITIVE POWER

      WITH                     -0-

                         ------------------------------------------------------
                         10.   SHARED DISPOSITIVE POWER

                               -0- (1)

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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING  PERSON  -0- (1)

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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        /_/

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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      0%

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14       TYPE OF REPORTING PERSON              CO

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(1) The Reporting Person owns all of the outstanding  capital stock of GNB Bank, the record holder of the shares of the Issuer as reported on page 2.

[EXPLANATORY NOTE: This Schedule 13D/A-6 amends Items 3 and 5 of the Schedule 13D/A-5 filed on December 12, 2002]


Item 3.  Source and Amount of Funds or Other Consideration
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On June 14, 2001,  GNB Bank  acquired  2,500,000  shares of the Issuer's  common stock from Colpafinsa S.A. pursuant to a Stock Purchase Agreement between Colpafinsa and the Reporting Person. On June 26, 2001, GNB Bank converted a $4.0 million convertible note due by the Issuer to GNB Bank into 4.0 million shares of the Issuer's Series A 8% Convertible Preferred Stock ("Series A Stock"). Each share of Series A Stock votes together with common stock and was initially convertible into common stock on a one-share-for-one-share basis, subject to certain potential adjustments. On June 26, 2001, GNB Bank also acquired 3.0 million additional shares of Series A Stock from the Issuer for $2.00 per share (for an aggregate of $6.0 million).

On October 31, 2001, GNB Bank loaned to the Issuer's subsidiary, Phone 1, Inc. ("Phone 1"), $10 million pursuant to a convertible promissory note due October 30, 2002 (the "$10 million Note"). On September 30, 2002, GNB Bank, in a private transaction with Phone 1, exchanged the $10 million Note (which was convertible at the rate of $1.50 per share), converted an overdraft facility which was callable on demand by the GNB Bank and having an outstanding balance owed to it of $9,231,438 and provided additional cash to Phone 1 of $768,562, for a new $20 million Convertible Note (the "$20 Million Note") due October 31, 2003 (subject to acceleration on certain conditions). The Reporting Person may elect to convert the $20 Million Note into shares of Common Stock of the Issuer (or any other class of securities which any other lender with conversion rights elects to convert its debt) at a conversion price of $.40 per share (the "Conversion Price"). The Conversion Price contains an anti-dilution adjustment and will adjust downward to the amount of any subsequent sale of Common Stock by the Issuer below such price. In addition, the loan agreement relating to the $20 Million Note included an option for GNB Bank to loan an additional $ million on the same terms, including as to conversion into Common Stock (the "Option Loan"). The Optional Loan was exercised as described below.

On November 26, 2002, GNB Bank entered into a Loan Agreement with Phone 1, for a loan in the amount of $5 million (the "$5 Million Loan"). The $5 Million Loan is on terms substantially identical to the $20 Million Note. Like the $20 Million Note, the principal and interest of the $5 Million Loan is convertible, in whole or in part, prior to or after the maturity date (if the Loan is not fully paid), as elected by GNB Bank, into shares of the Common Stock of the Issuer at the rate of $.40 per share. The conversion rate on the $5 Million Loan is subject to the same anti-dilution adjustments as the $20 Million Note.

On December 20, 2002, GNB Bank elected to convert $10 million of the $20 Million
Note into 25,000,000 shares of common stock of the Issuer at the Conversion Price. The original $20 Million Note was replaced by a new note, in the principal amount of $10 million, on the same terms and conditions, including maturity and conversion rights, as the $20 Million Note (the "New $10 Million Note"). GNB Bank may elect to convert the New $10 Million Note into shares of common stock of the Issuer at the Conversion price, prior to its maturity.

On February 17, 2003 GNB Bank loaned $5 million to Phone 1 in exchange for a Convertible Note due March 17, 2004, or earlier under certain events (the "$5 Million Note"). GNB Bank may elect to convert the $5 Million Note into shares of Common Stock of the Issuer (or any other class of securities which any other lender with conversion rights elects to convert its debt) at a conversion price of $.40 per share (the "Conversion Price"). The Conversion Price contains an anti-dilution adjustment and is subject to downward adjustment to the amount of any subsequent sale of Common Stock by the Issuer for less than $.40 per shares. The loan agreement relating to the $5 Million Note was executed upon the exercise by GNB Bank of the Option Loan.

Item 5.  Interest in Securities of the Issuer
-------  ------------------------------------

(a) The Reporting Person beneficially owns 88,335,913 shares of Common Stock, which represent approximately 70% of the outstanding Common Stock of the Issuer assuming (i) conversion of 7.0 million shares of Series A 8% Convertible Preferred Stock into 10,835,913 shares of Common Stock, subject to certain anti-dilutive adjustments, (ii) 25.0 million shares of Common Stock, subject to certain anti-dilutive adjustment mechanisms, issuable upon the conversion of the New $10 Million Note, (iii) 12.5 million shares of common stock, subject to certain adjustment mechanisms, issuable upon the conversion of the $5 Million Loan, and (iv) 12.5 million shares of common stock, subject to certain adjustment mechanisms, issuable upon the conversion of the $5 Million Note. The principal and interest of the New $10 Million Note, the $5 Million Loan and the $5 Million Note, are convertible, in whole or in part, as elected by GNB Bank, at the rate of $.40 per share (the "Conversion Price"). The Conversion Price will adjust downward to the amount of any subsequent sale of Common Stock by the Issuer below such price.

(b)      Not applicable.

(c)      None.

(d)      Not applicable.

(e)      Not applicable.


Item 7.  Material to Be Filed as Exhibits
-------  --------------------------------

a. Conversion Notice sent by GNB Bank (Panama) S.A. to Phone1, Inc., Phone1Globalwide, Inc. and Globaltron Communications Corporation. (1)

b. Promissory Note in the principal amount of $10 million issued to GNB Bank (Panama) S.A. which replaces the original Promissory Note issued to GNB Bank Panama S.A. pursuant to the Loan Agreement dated September 30, 2002 amount Phone1, Inc., Phone1Globalwide, Inc., Globaltron Communications Corporation and GNB Bank Panama S.A. (1)

c.       Loan   Agreement   dated  February  17,  2003,   among  Phone1,   Inc.,
         Phone1Globalwide, Inc., Globaltron Communications Corporation and GNB Bank Panama S.A. (2)

d.       Security   Agreement  dated  February 17, 2003,  among  Phone1,   Inc.,
         Phone1Globalwide, Inc., Globaltron Communications Corporation and GNB Bank Panama S.A. (2)

e. Promissory Note in the original principal amount of $5 million issued to GNB Bank Panama S.A. (2).

f. Confirmation dated February 17, 2003, that GNB Bank exercised its option under the September 30, 2002 Loan Agreement to loan $5 million.

(1) Filed as an exhibit to the Issuer's Report on Form 8-K, as filed with the Securities and Exchange Commission on December 24, 2002.

(2) Filed as an exhibit to the Issuer's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on March 3, 2003.

Signature
---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 11, 2003                GNB Bank (Panama) S.A.



                                    By: /s/Camilo Verastegui
                                        --------------------------------------
                                    Name:  Camilo Verastegui
                                    Title: General Manager


                                    METRO MARKETING CO. LIMITED


                                    By: /s/Colin Ferbrache
                                        --------------------------------------
                                    Name:  Colin Ferbrache
                                    Title: Director